Schedule A

Transactions in the Fund’s Securities During the Last 60 Days

Ocean Capital

Nature of the Transaction	Securities Purchased (Sold)	Price Per Share	Date of Transaction
Sale	92,112	$1.32	April 27, 2026
Sale	33,843	$1.32	April 14, 2026

Other than as disclosed in this Schedule A, there was no transaction in shares of Common Stock by the Reporting Persons during the past sixty days.